Filed by: EVOTEC AG

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Renovis, Inc.

Exchange Act File No. 000-50564

News Release

March 28, 2008

For further information please contact:

Joern Aldag

President &

Chief Executive Officer

+49.(0)40.560 81-242

+49.(0)40.560 81-333 Fax

joern.aldag@evotec.com

Anne Hennecke

Director,

Investor Relations &

Corporate Communications

+49.(0)40.560 81-286

+49.(0)40.560 81-333 Fax

anne.hennecke@evotec.com

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

www.evotec.com

Evotec Announces Financial Results for 2007

Hamburg, Germany | Oxford, UK – Evotec AG (Frankfurt Stock Exchange: EVT) today reported financial results according to IFRS for the year ended December 31, 2007.

Financial results for the year were driven by strong progress in the Company’s clinical pipeline and four major corporate transactions, the acquisition of Neuro3d, the sale of Evotec Technologies (ET), the sale of the Chemical Development Business (CPD) and the proposed acquisition of Renovis. Including the now discontinued activities, the company achieved revenues of € 54.4m (2006: € 84.7m) and a net loss of € 11.2m (2006: € 27.7m). While 2006 included both, ET and CPD for the full year, in 2007, ET was not included anymore and CPD only for eleven months.

In light of the Company’s recent divestments, the remainder of this release focuses on the financials of the continuing business of Evotec (referred to as the ‘continuing business’). In its continuing business the Company achieved revenues of € 32.9m and had total cash and investments of € 93.7m respectively, meeting its guidance for 2007 of € 30-35m of revenues and € 93-98m of cash.

2007 Highlights:

Completion of the corporate development plan:

•     € 18.9m through the acquisition of Neuro3D, S.A. received

•     Evotec Technologies sold to PerkinElmer for € 23.9m

•     Chemical Development Business sold to Aptuit for € 42.5m

•     Library business transferred to joint venture with RSIL, India

•     Agreement to acquire Renovis, Inc., subject to Renovis stockholder approval

CNS pipeline reached significant value inflection points:

•     Positive data from two Phase II trials evaluating EVT 201 strengthening confidence in EVT 201’s potential advantages over competitive insomnia therapies

•     Phase I safety data for EVT 302 revealed good tolerance up to the highest doses of the potential smoking cessation drug; Phase II initiated (post period-end)

•     EVT 101 expected to start Phase II proof-of-concept studies in 2008

•     Advanced pipeline including several preclinical programs

News Release

Evotec Group revenues from the continuing business in 2007 were € 32.9m. The decrease of 19% compared to the previous year (2006: € 40.6m) resulted mainly from three effects:

1. Almost half of the effect was due to the delay in receipt of milestone payments, which are now expected to be received in 2008.

2. Library synthesis revenues declined by € 5.7 m (86%) following the successful completion of the multi-year collaboration with Merck & Co. at the end of 2006 and the transfer of this business into the joint venture with RSIL in October 2007.

3. Further pressure came from adverse exchange rates.

Adjusting for these factors, revenues of the ongoing business would have grown by 9%.

In 2007, net loss of the continuing business increased to € 48.1m (2006: € 29.0m) and the operating loss amounted to € 58.1m (2006: € 34.5m), resulting mainly from the Company’s increased investments in research and development programs as well as lower gross profit and impairment. Total R&D expenses increased by 22% to € 37.0m (2006: € 30.3m), due primarily to the sizable clinical development programs for EVT 201, EVT 302 and the EVT 100 family. SG&A costs increased to € 17.8m (2006: € 15.0m) mainly as a result of the costs related to corporate transactions as well as increased investment in Business Development and licensing resources.

Evotec reported higher amortization and impairment in 2007 mainly as a consequence of focusing its operations increasingly on proprietary research. In total, impairment charges and regular amortization amounted to € 11.1m in 2007, compared to € 2.7m in 2006. This increase primarily results from an impairment charge of € 5.8m against the carrying value of the goodwill attributable to the Oxford-based laboratory operations, plus a further impairment charge of € 3.2m related to earlier discovery projects acquired with Evotec Neurosciences that have been discontinued for strategic prioritization reasons.

On December 31, 2007 Evotec held cash and investments of € 93.7m compared to € 78.7m at the end of 2006.

“The last year has seen great change at Evotec. We implemented our transformation to a drug development company and thereby, enhanced the Company’s potential value creation for our shareholders. In addition, our pipeline is maturing. Two Phase II compounds are being readied for partnering while another compound, close to Phase II, will soon enter trials designed to produce key proof-of-concept data. Finally, several advanced preclinical programs are approaching the clinic. Through the recent divestments of non-core businesses we have increased our liquidity to €94m which is a very solid position to further develop our pipeline,” said Jörn Aldag, President & CEO of Evotec AG. “The future is strong for Evotec.

News Release

The acquisition of Renovis will create a leading drug development company, with a broadened clinical and preclinical pipeline and a combined cash position of pro-forma € 141m at the end of 2007. Subject to Renovis stockholder approval, the transaction is expected to close on May 1, 2008 or shortly thereafter. It will give the Company a NASDAQ listing and at the same time, access to the largest biotech investment community in the world.”

Financial Guidance

Evotec’s financial objectives in this outlook section are those of the combined new Evotec Group based on the assumption that the merger with Renovis will close on May 1, 2008 or shortly thereafter.

In 2008, total Group revenues before out-licensing income are expected to reach €34m to €36m. These assumptions are based on the current order book, expected new contracts and contract extensions as well as, to a lesser extent, the achievement of certain research milestones. Depending on the contribution from out-licensing and additional milestone income, revenues may also be substantially higher.

The operating result before out-licensing income and assuming no 2008 impairment charge, is expected to be in the approximate range of 2007 and in the event of a successful out-licensing may significantly outperform 2007. Evotec continues to invest in research & development (R&D). The Company expects R&D expenses before employee stock compensation to amount to €46 to €51 m in 2008. The increase is mainly driven by progress in the clinical pipeline and the Renovis acquisition.

Liquidity at the end of 2008, after the merger with Renovis, is targeted to exceed €85m excluding out-licensing payments. Assuming the Company’s ambitious portfolio development goals and assuming no major out-licensing event, the cash position is currently expected to be sufficient to fund Evotec’s development programs over the next three years.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. Both through its own discovery programs and through research collaborations, the Company is generating the highest quality research results to its partners in the pharmaceutical and biotechnology industries.

In proprietary projects, Evotec specialises in finding new treatments for diseases of the Central Nervous System. Evotec has three programs in clinical development: EVT 201, a partial positive allosteric modulator (pPAM) of the GABAA receptor complex for the treatment of insomnia, EVT 101, a subtype selective NMDA receptor antagonist for the treatment of Alzheimer’s disease and/or pain, and EVT 302, a MAO-B inhibitor in development for smoking cessation.

On 19 September 2007, Evotec announced that it has entered into a definitive agreement to acquire Renovis, a biopharmaceutical company focused on the discovery and development of drugs for major medical needs in the areas of pain and inflammatory diseases. The acquisition is subject to the approval of Renovis’ stockholders, U.S. anti-trust clearance and other customary closing conditions.

www.evotec.com

News Release

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of our products, the consummation of our merger with Renovis, the timing of the completion of the merger, the anticipated benefits of the merger, including future financial and operating results, our post-merger plans, objectives, expectations and intentions, the anticipated timing and results of the combined company’s clinical and pre-clinical programs, and other statements that are not historical facts. We caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: our ability to obtain regulatory approvals of the merger on the proposed terms and schedule; our ability to complete the merger because conditions to the closing of the transaction may not be satisfied; our failure to successfully integrate the businesses; unexpected costs or liabilities resulting from the merger; the risk that synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on our international operations. The list of risks above is not exhaustive. Our Registration Statement on Form F-4 filed with the Securities and Exchange Commission in connection with the proposed merger with Renovis contains additional factors that could impact our businesses and financial performance following the merger. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

We have filed a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to shareholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080. You may also read and copy any reports, statements or other information filed or furnished by Evotec or Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room.